UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press release dated October 7, 2011

ITEM 1

Arcos Dorados Announces Filing of Registration Statement for a
Secondary Offering of Class A Shares

For Immediate Release

Buenos Aires, Argentina, October 7, 2011 - Arcos Dorados Holdings Inc. (NYSE:  ARCO) ("Arcos Dorados") announced today the filing of a registration statement for a secondary offering of Class A shares.  All of the Class A shares to be sold in the offering will be offered by certain selling shareholders.  The Class A shares will be registered with the U.S. Securities and Exchange Commission and will trade on the New York Stock Exchange under the symbol “ARCO.”

J.P. Morgan, Morgan Stanley, Citigroup, BofA Merrill Lynch, Itau BBA and Credit Suisse are acting as joint bookrunners for the offering. The offering will be made only by means of a prospectus. A prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from J.P. Morgan, telephone:  866-803-9204; from Morgan Stanley, 180 Varick Street 2nd Floor, New York, NY 10014, attention: Prospectus Department, telephone: 866-718-1646; from Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220, telephone: 800-831-9146; from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, attention: Prospectus Department, or e-mail dg.prospectus_requests@baml.com; from Itau BBA, 767 Fifth Avenue 50th Floor, New York, NY 10153, USA, Att.: Equity Sales Desk by phone at +1 (212) 710-6756; or from Credit Suisse, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037.

A registration statement on Form F-1 relating to the securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

About Arcos Dorados
Arcos Dorados is the world's largest McDonald's franchisee, in terms of systemwide sales and number of restaurants, and the largest quick service restaurant chain in Latin America and the Caribbean, with restaurants in 20 countries and territories.
***
For information please contact:

Investors: Sofia Chellew Arcos Dorados - Director, Investor Relations sofia.chellew@ar.mcd.com (+5411) 4711-2515
Press:
Flavia Vigio
Arcos Dorados - VP, Communications
flavia.vigio@br.mcd.com

Latin America press:
Andrea Pontes
S2Publicom
andrea.pontes@s2publiccom.com.br
(+55 11) 4195-3388

U.S. and Europe press:
Megan Hakes
Reputation Partners
megan@reputationpartners.com
(+1 312) 222-9299

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  October 7, 2011